Mail Stop 3561

July 2, 2007

Richard P. Kundrat
Chief Executive Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

> Re: **Nuvim, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed June 13, 2007**
> **File No. 333-138129**

Dear Mr. Kundrat:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note your response and revisions in response to our prior comment 1 in our letter to you dated May 29, 2007. Please also revise your fee table, as necessary, as it would appear that you are registering more than necessary or explain to us why you are registering more than you have indicated you will be offering for resale.

Summary Compensation Table, page 42

2. As we requested in prior comment 2 in our letter to you dated May 29, 2007, please add an explanatory footnote to the Summary Compensation Table explaining that during 2006, $35,416 was paid in cash to Mr. Vesey and he accepted 98,955 shares of common stock for the remaining $19,791 of compensation owed to him, as you indicated in your response.

2006 Employee Stock Option Plan, page 45

3. As we requested in prior comment 5 in our letter to you dated May 29, 2007, please indicate in the fourth paragraph the dates options were granted to Messrs. Sullivan and Kiberia.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel, Esq.
        Fax: (954) 835-2903